SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-9
                              (Amendment No. 4)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000


                    This Amendment No. 4 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, in the manner set forth below. All capitalized terms not defined herein shall have the same meanings as set forth in the
          Schedule 14D-9.

          Item 2.   Tender Offer of the Bidder.

               Item 2 is hereby amended by replacing in its entirety the first sentence of the second paragraph of
          Item 2 with the following sentence:

               "Pursuant to the provisions of the Reorganization and Distribution Agreement, dated as of July 10, 1994 (as amended, the "Distribution Agreement"), among the Company and certain of its affiliates, prior to the time of the stock dividend referred to in clause (ii) below, the Company intends to (i) effect the transfer of certain of the businesses of the Company and its subsidiaries, other than assets related to the PCS business (as defined below), to SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("New McKesson"), and (ii) declare a dividend (which will not become effective until immediately prior to the consummation of the Offer) of one share of common stock, par value $.01 per share, of New McKesson (the "New McKesson Shares"), for each Share held of record as of a date determined by the Board."

          Item 3.   Identity and Background.

               Reference is made to the Amendment dated October 10, 1994 (the "Amendment") to the Reorganization and Distribution Agreement dated July 10, 1994 (the "Distribution Agreement") among McKesson Corporation, a Delaware corporation, McKesson Corporation, a Maryland corporation ("Maryland"), Clinical Pharmaceuticals, Inc., PCS Health Systems, Inc. and SP Ventures, Inc. A copy of the Amendment is filed as Exhibit 21 hereto and is incorporated herein by reference.

               Pursuant to the Amendment, the Distribution
          Agreement was amended to, among other things:

                    (a) provide that the assets and liabilities
               being transferred from the Company and its subsidiaries to New McKesson will be transferred first from the Company to Maryland, and then from Maryland to New McKesson, in exchange for the issuance by New McKesson of New McKesson Shares to Maryland (which will thereupon distribute such shares to the Company in order for the Company to distribute such shares to its stockholders in connection with the Spin-Off);

                    (b) provide that the Spin-Off will not occur
               until immediately prior to the consummation of the Offer, and in any event will not occur (i) until all of the conditions to the Offer set forth in Exhibit F to the Merger Agreement have been satisfied or waived in accordance with the provisions of the Merger Agreement, (ii) until the Purchaser shall have notified the Company that the Purchaser has irrevocably agreed to acquire, as of the date of such notice and immediately following the Spin-Off, the Shares pursuant to the terms and conditions of the Offer as set forth in the Merger Agreement,
               (iii) prior to such time as the Form 10 shall have been declared effective by the SEC and (iv) prior to such time as the New McKesson Shares shall have been accepted for listing or quotation on the New York Stock Exchange or any other national securities exchange selected by New McKesson; and

                    (c) clarify certain of the indemnification
               provisions of the Distribution Agreement.

               Accordingly, Item 3 is hereby amended by replacing in its entirety the first sentence of the second paragraph of Item 2 with the following sentence:

               "The following summary of the Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Distribution Agreement (the original version of which is filed as Exhibit 4 hereto and the amended version of which is filed as Exhibit 21 hereto) which is incorporated herein by reference."

               Item 3 is also hereby amended by replacing in its entirety the first sentence of the first paragraph on page 18 with the following sentence:

               "The Distribution Agreement provides that prior to the time of the stock dividend referred to in clause
               (ii) below, the Company will (i) effect the transfer of certain of the businesses of the Company and its subsidiaries, other than assets related to the PCS business, to New McKesson, and (ii) declare a dividend (which will not become effective until immediately prior to the consummation of the Offer) of one New McKesson Share for each Share held of record as of the Record Date (as defined below)."

               Item 3 is also hereby amended by replacing in its entirety the third and fourth sentences of the second paragraph on page 18 with the following two sentences:

               "In addition, the Spin-Off will not occur until immediately prior to the consummation of the Offer, and in any event will not occur (i) until all of the conditions to the Offer set forth in Exhibit F to the Merger Agreement have been satisfied or waived in accordance with the provisions of the Merger Agreement, (ii) until the Purchaser shall have notified the Company that the Purchaser has irrevocably agreed to acquire, as of the date of such notice and immediately following the Spin-Off, the Shares pursuant to the terms and conditions of the Offer as set forth in the Merger Agreement,
               (iii) prior to such time as the Form 10 shall have been declared effective by the SEC and (iv) prior to such time as the New McKesson Shares shall have been accepted for listing or quotation on the New York Stock Exchange or any other national securities exchange selected by New McKesson in its sole discretion. In the Merger Agreement, the Company has agreed to establish the Record Date and the Distribution Date at the earliest practicable dates."

               Item 3 is also hereby amended by replacing in its entirety the first sentence of the third paragraph on page 18 with the following sentence:

               "New McKesson will issue to Maryland,
               contemporaneously with the transfer by the Company and its subsidiaries of certain assets and liabilities to New McKesson as contemplated in the Distribution Agreement, a number of New McKesson Shares equal to the number of Shares outstanding on the Record Date (excluding Shares held by the Company in its treasury or held by certain affiliates of the Company); Maryland will thereupon distribute such New McKesson Shares to the Company in order for the Company to distribute such shares to its stockholders in connection with the Spin-Off."

               Item 3 is also hereby amended by adding the following sentence to the end of the carryover paragraph on top of page 19:

               "In the event that Parent or any of its subsidiaries (other than, following the consummation of the Offer, the Company and its subsidiaries) has a contractual or other obligation, which is independent of any obligation arising under the Distribution Agreement, the Merger Agreement or any of the Ancillary Agreements (as defined in the Merger Agreement), to indemnify, reimburse or pay New McKesson or any of its subsidiaries, then the indemnification provisions described in this paragraph will not supersede, affect or diminish such independent obligation."

               Item 3 is also hereby amended by adding the following sentence to the end of the first full paragraph on page 19:

               "In the event that New McKesson or any of its subsidiaries has a contractual or other obligation, which is independent of any obligation arising under the Distribution Agreement, the Merger Agreement or any of the Ancillary Agreements (as defined in the Merger Agreement), to indemnify, reimburse or pay Parent or any of its subsidiaries (other than, following the consummation of the Offer, the Company and its subsidiaries), then the indemnification provisions described in this paragraph will not supersede, affect or diminish such independent obligation."

               Item 3 is also hereby amended by adding the following paragraph after the first full paragraph on page 19:

                    "If the Company or Maryland (or any subsidiary
               of either other than PCS or CPA) is a party to any settlement or judgment sharing agreement ("Settlement Agreement") with other defendants in any legal proceeding that could give rise to a liability for which New McKesson is responsible (a "New McKesson Legal Proceeding") and under that Settlement Agreement it is entitled to rights of indemnification, contribution or reimbursement in respect of such New McKesson Legal Proceeding and, following the Spin-Off, a final judgment is entered against the Company or Maryland (or the affected subsidiary), as the case may be, in such New McKesson Legal Proceeding as to which all appeals which have the effect of precluding execution on the judgment have been exhausted or abandoned, then, notwithstanding any assignment of the Settlement Agreement to the Company pursuant to the Distribution Agreement, the Company or Maryland (or the affected subsidiary), as the case may be, shall be entitled to enforce the right to receive payments under such Settlement Agreement to the extent necessary to avoid or reduce any losses arising out of such judgment which are subject to indemnification by New McKesson ("Parent Indemnifiable Losses"), but only if (a) the Company or Maryland (or the affected subsidiary), as the case may be, makes written demand on the Company to satisfy the judgment to the extent of the Parent Indemnifiable Loss, (b) the Company fails, within 30 days after receiving such written demand, to satisfy the judgment to the extent of the Parent Indemnifiable Loss, and (c) the Company or Maryland (or the affected subsidiary), as the case may be, satisfies the judgment. In the event that the Company or Maryland (or the affected subsidiary), as the case may be, receives any payments under such Settlement Agreement, then the Parent Indemnifiable Losses arising out of such judgment will be reduced to the extent of the amounts received under such Settlement Agreement."

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibit thereto:

               Exhibit 21 Amendment dated October 10, 1994 to the Reorganization and Distribution Agreement dated July 10, 1994 among McKesson Corporation (a Delaware corporation), McKesson Corporation (a Maryland corporation), Clinical
                              Pharmaceuticals, Inc., PCS Health
                              Systems, Inc. and SP Ventures, Inc.


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

          Dated: October 11, 1994       By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 21 Amendment dated October 10, 1994 to the Reorganization and Distribution Agreement dated July 10, 1994 among McKesson Corporation (a Delaware corporation), McKesson Corporation (a Maryland corporation), Clinical Pharmaceuticals, Inc., PCS Health Systems, Inc. and SP Ventures, Inc.



     Exhibit 21

                                  AMENDMENT
               AMENDMENT, dated as of October 10, 1994 (the
     "Amendment"), by and among McKesson Corporation, a Delaware corporation (the "Company"), McKesson Corporation, a Maryland corporation and a wholly-owned subsidiary of the Company ("Maryland"), Clinical Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("CPA"), PCS Health Systems, Inc., a Delaware corporation and a wholly-owned subsidiary of Maryland ("Prescription"), and SP Ventures, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Spinco").

               WHEREAS, the Company, Maryland, CPA, Prescription and Spinco entered into a Reorganization and Distribution Agreement, dated as of July 10, 1994 (the "Distribution Agreement");

               WHEREAS, the Company, Eli Lilly and Company, an Indiana corporation ("Parent"), and ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser") entered into an Agreement and Plan of Merger, dated as of July 10, 1994 and amended as of August 8, 1994 (the "Merger Agreement"); and

               WHEREAS, each of the parties hereto have deemed it advisable to amend the Distribution Agreement in the manner set forth herein.

               NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree as follows:

               1. The first and second 'WHEREAS' clauses set forth in the introductory clauses of the Distribution Agreement (which appear on page 1 of the current version of the Distribution Agreement) are hereby amended to read, in their entirety, as follows:

                    "WHEREAS, the Boards of Directors of the Company, Maryland and Spinco have determined to cause the transfer to Spinco of all of the Company Business (as hereafter defined), the assumption by Spinco of all of the Company Liabilities (as hereafter defined), and the issuance to Maryland of shares of Spinco Common Stock (as hereafter defined) (which Spinco Common Stock will be subsequently transferred to the Company, either by dividend or otherwise);

                    WHEREAS, Spinco is willing to accept such transfer of the Company Business, assume such Company Liabilities and issue such shares of Spinco Common Stock to Maryland;"

               2. The third 'WHEREAS' clause set forth in the introductory clauses of the Distribution Agreement (which appears at the top of page 2 of the current version of the Distribution Agreement) is hereby deleted in its entirety.

               3. The definition of "Asset" set forth in Section 1.1 of the Distribution Agreement is hereby amended by deleting the word "and" set forth immediately prior to clause (xviii) of such definition, and by adding the following new language to the end of such definition:

          "and (xix) all policies of insurance as well as proceeds payable pursuant to those policies"

               4. Section 2.1(a) of the Distribution Agreement is hereby amended to read, in its entirety, as follows:

               "(a) Subject to the terms and conditions of this Agreement, prior to the Distribution:

                    (i) the Company shall contribute and deliver to Maryland all of its right, title and interest in and to all of its Assets, other than (A) the Prescription Assets, (B) the capital stock of Spinco, (C) the capital stock of Maryland and (D) the rights of the Company under this Agreement; and Maryland shall assume, pay, perform and discharge, or cause to be assumed, paid, performed and discharged, in due course, all of the Company Liabilities;

                    (ii) following the contribution and delivery referred to in clause (i) above, Maryland shall transfer and deliver to Spinco all of its right, title and interest in and to all of its Assets (including, without limitation, the Assets previously contributed to Maryland pursuant to clause (i) above) other than the Prescription Assets; and Spinco shall (A) assume, pay, perform and discharge, or cause to be assumed, paid, performed and discharged, in due course, all of the Company Liabilities (including, without limitation, the Company Liabilities of the Company previously assumed by Maryland pursuant to clause (i) above) and (B) issue to Maryland the number of shares of Spinco Common Stock which are required to be issued to Maryland pursuant to the provisions of Section 2.3(a) hereof. "Company Assets" shall mean the Assets of the Company, Maryland and their subsidiaries, other than
               (A) the Prescription Assets, (B) the capital stock of Spinco, (C) the capital stock of Maryland and (D) the rights of the Company under this Agreement; the term "Company Assets" shall include, without limitation, (A) all shares of capital stock, partnership interests and other equity or ownership interests or ownership rights in all subsidiaries and other entities owned directly or indirectly by the Company or Maryland (including, without limitation, the general partnership interest in Technology Assessment Group, a California general partnership, held by McKesson Outcomes Research Corporation, a Delaware corporation, but excluding all shares of capital stock of Maryland, Prescription, CPA, Spinco and IMS), and all rights to Assets held by such subsidiaries and entities, (B) except as provided in
               Section 4.1 hereof, all cash and cash equivalents held by the Company or any of its subsidiaries, including, without limitation, the Spinco Cash Amount (as defined in the Merger Agreement), (C) any shares of Spinco Common Stock distributed in the Spin-Off in respect of Shares owned by the Company or its subsidiaries; (D) the Company Names and Company Proprietary Names, and (E) the Company Actions (to the extent such actions constitute Assets). Subject to the terms and conditions set forth in this Agreement, the Company shall, or shall cause Prescription or CPA to, assume, pay, perform and discharge in due course all Prescription Liabilities."

               5. Section 2.1(b) of the Distribution Agreement is hereby amended to read, in its entirety, as follows:

               "(b) Subject to the provisions of Section 6.2 hereof and except with respect to the Company Indebtedness as provided in
          Section 2.4 hereof, to the extent that any such contributions and transfers shall not have been so consummated prior to the Distribution, the parties shall cooperate to effect such consummation as promptly thereafter as shall be practicable, and as between the Company, Maryland and Spinco, as of the time of the Distribution, Maryland shall be deemed to have transferred to Spinco, and Spinco shall have and be deemed to have obtained, complete and sole beneficial ownership over all of the Company Assets, together with all of the Company's and Maryland's rights, powers and privileges incident thereto, and Spinco shall be deemed to have assumed in accordance with the terms of this Agreement all of the Company Liabilities and all of the Company's and Maryland's duties, obligations and responsibilities incident thereto, whether or not all instruments of transfer and assumption shall have been executed and delivered."

               6. Section 2.2(a) of the Distribution Agreement is hereby amended by deleting the phrase "the contribution and transfer of the Company Assets contemplated pursuant to Section 2.1 hereof shall be effected by delivery by Maryland to the Company, and by the Company to Spinco, as the case may be," in its entirety and replacing such phrase with the phrase "the contribution and transfer of the Company Assets contemplated pursuant to Section 2.1 hereof shall be effected by delivery by the Company to Maryland, and by Maryland to Spinco, as the case may be,".

               7. Section 2.2(b) of the Distribution Agreement is hereby amended by deleting the phrase "the assumption of the Company Liabilities contemplated pursuant to Section 2.1 hereof shall be effected by delivery by the Company to Maryland, and by Spinco to the Company, as the case may be," in its entirety and replacing such phrase with the phrase "the assumption of the Company Liabilities contemplated pursuant to Section 2.1 hereof shall be effected by delivery by Maryland to the Company, and by Spinco to Maryland, as the case may be,".

               8. Section 2.3 of the Distribution Agreement is hereby amended to read, in its entirety, as follows:

               "Section 2.3.  Issuance of Spinco Stock.

               (a) In consideration of the transactions contemplated pursuant to this Article II, Spinco agrees to issue to Maryland, contemporaneously with the transfer of Company Assets and the assumption of Company Liabilities contemplated pursuant to Section 2.1 hereof, the number of shares of Spinco Common Stock equal to (i) the number of shares of Company Common Stock outstanding on the Record Date (excluding shares of Company Common Stock held by the Company in its treasury or, subject to applicable law, held by any subsidiary of the Company), minus (ii) the number of shares of Spinco Common Stock for which the Company is the holder of record on the business day prior to the Record Date (without counting any shares which may be issued pursuant to paragraph (d) below). In addition, Spinco agrees to issue to Maryland on or after the Record Date such additional shares of Spinco Common Stock as may be required in order for the Company to fulfill its obligations pursuant to Section 3.2 hereof.

               (b) Spinco agrees to issue to Maryland, prior to the transfer of the Company Assets and the assumption of the Company Liabilities contemplated herein, such additional shares of Spinco Common Stock as may be requested by either Maryland or the Company in order for the Company to effect the distribution of shares referred to in Section 3.2(d) hereof.

               (c) Immediately upon the issuance of the shares of Spinco Common Stock to Maryland pursuant to either paragraph
          (a) or (b) above, Maryland agrees to transfer to the Company, either by dividend or otherwise, all such shares of Spinco Common Stock.

               (d) Spinco agrees that if, prior to the Record Date, the Company elects to enter into the Preferred Stock Purchase Agreement (as defined herein), Spinco shall authorize and issue to the Company, contemporaneously with the transfer of Company Assets and assumption of Company Liabilities contemplated herein, 100,000 shares of Spinco Preferred Stock."

               9. Section 2.4(a) of the Distribution Agreement is hereby amended by deleting the phrase "applicable to the Company under" in its entirety and replacing such phrase with the phrase "applicable to the Company and its subsidiaries under".

               10. Section 3.2(a) of the Distribution Agreement is hereby amended to read, in its entirety, as follows:

               "(a) The Company's Board of Directors (or any duly appointed committee thereof) shall in its sole discretion establish the Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution (subject in each case to the provisions of applicable law); provided that in no event shall the Distribution occur (i) until all of the conditions to the Offer set forth in Exhibit F to the Merger Agreement have been satisfied or waived in accordance with the provisions of the Merger Agreement, (ii) until the Purchaser shall have notified the Company that the Purchaser has irrevocably agreed to acquire, as of the date of such notice and immediately following the Distribution, shares of Company Common Stock pursuant to the terms and conditions of the Offer as set forth in the Merger Agreement, (iii) prior to such time as the Form 10 (or the registration statement referred to in Section 3.1(a) hereof) shall have been declared effective by the SEC and (iv) prior to such time as the Spinco Common Stock shall have been accepted for listing or quotation in accordance with Section 3.1(d) hereof. Notwithstanding anything in this Agreement to the contrary, the Distribution shall occur (subject to the provisos set forth in clauses (i) through (iv) above) immediately prior to the time at which the Purchaser acquires shares of Company Common Stock pursuant to the terms and conditions of the Offer as set forth in the Merger Agreement.

               11. The first sentence of Section 3.2(b) of the Distribution Agreement is hereby amended to read, in its entirety, as follows:

          "Subject to Section 10.1 hereof, following the Record Date but prior to the time of the Distribution, the Company shall deliver to the Agent one or more share certificates representing all of the outstanding shares of Spinco Common Stock to be distributed in the Distribution and shall instruct the Agent, subject to Section 8.2(d) hereof, to distribute, following the satisfaction of the conditions set forth in clauses (i) through (iv) of Section 3.2(a) hereof, one share of Spinco Common Stock for each share of Company Common Stock held to holders of record of Company Common Stock on the Record Date.

               12. Section 3.2 of the Distribution Agreement is hereby amended by adding the following new paragraph (d) to the end of such Section 3.2:

               "(d) The Company may elect, at its option, to transfer shares of Spinco Common Stock, upon such terms and conditions as the Company may determine in its sole discretion, to certain present and former directors, officers and employees of the Company and its subsidiaries who are insured parties under the corporate-owned life insurance programs of the Company and its subsidiaries. Spinco agrees to provide all share certificates that Maryland or the Company may request in order to effect any of the foregoing transfers."

               13. Section 3.4 of the Distribution Agreement is hereby amended to read, in its entirety, as follows:

               "Section 3.4. Termination of Certain Claims. Following the consummation of the Offer, Spinco shall have no claims against the Company or its Affiliates based on any breach by the Company or its Affiliates of any obligations under this Agreement that occurred prior to the consummation of the Offer, all of such claims being hereby irrevocably waived and terminated as of the consummation of the Offer; provided that the foregoing shall not limit the liability of the Company or its Affiliates for any breach by the Company or its Affiliates of any obligations under this Agreement that occurs following the consummation of the Offer, including, without limitation, the Company's obligation to indemnify Spinco as set forth herein."

               14. Section 5.2(b) of the Distribution Agreement is hereby amended by adding the following new clause (vi) to the end of such Section 5.2(b):

               "(vi) In the event that Parent or any of its subsidiaries (other than, following the Offer Purchase Date, the Company and its subsidiaries) has an obligation (whether by law, contract or otherwise), which is independent of any obligation arising under this Agreement, the Merger Agreement or any of the Ancillary Agreements (as defined in the Merger Agreement), to indemnify, reimburse or pay Spinco or the Company or any of their respective subsidiaries, then the indemnification provisions of this Agreement shall in no way supersede, affect or diminish such independent obligation; provided that, with respect to those matters referred to in the last sentence of Section 5.5 hereof, payments by Parent or its subsidiaries pursuant to any such independent obligation shall be made to the Company or Maryland (or a subsidiary of either) in the manner specified in such Section 5.5."

               15. Section 5.3(b) of the Distribution Agreement is hereby amended by adding the following new clause (vi) to the end of such Section 5.3(b):

               "(vi) In the event that Spinco or any of its subsidiaries has an obligation (whether by law, contract or otherwise), which is independent of any obligation arising under this Agreement, the Merger Agreement or any of the Ancillary Agreements (as defined in the Merger Agreement), to indemnify, reimburse or pay Parent or any of its subsidiaries (other than, following the Offer Purchase Date, the Company and its subsidiaries), then the indemnification provisions of this Agreement shall in no way supersede, affect or diminish such independent obligation."

               16. Section 5.5 of the Distribution Agreement is hereby amended by adding the following new sentence to the end of such
     Section 5.5:

          "If the Company or Maryland (or any subsidiary of either other than PCS or CPA) is now or hereafter becomes a party to any settlement or judgment sharing agreement ("Settlement Agreement") with other defendants in any legal proceeding that could give rise to a Company Liability (a "Legal Proceeding") and under that Settlement Agreement it is entitled to rights of indemnification, contribution or reimbursement in respect of such Legal Proceeding and, following the Distribution, a final judgment is entered against the Company or Maryland (or the affected subsidiary), as the case may be, in such Legal Proceeding as to which all appeals which have the effect of precluding execution on the judgment have been exhausted or abandoned, then, notwithstanding any assignment of the Settlement Agreement to Spinco pursuant to this Agreement, the Company or Maryland (or the affected subsidiary), as the case may be, shall be entitled to enforce the right to receive payments under such Settlement Agreement to the extent necessary to avoid or reduce any Indemnifiable Losses arising out of such judgment, but only if (a) the Company or Maryland (or the affected subsidiary), as the case may be, makes written demand on Spinco to satisfy the judgment to the extent of the Indemnifiable Loss, (b) Spinco fails, within 30 days after receiving such written demand, to satisfy the judgment to the extent of the Indemnifiable Loss, and (c) the Company or Maryland (or the affected subsidiary), as the case may be, satisfies the judgment. In the event that the Company or Maryland (or the affected subsidiary), as the case may be, receives any payments under such Settlement Agreement, then the Indemnifiable Losses arising out of such judgment shall be reduced to the extent of the amounts received under such Settlement Agreement."

               17. Section 10.1 of the Distribution Agreement is hereby amended to read, in its entirety, as follows:

               "Section 10.1. Condition to Obligations. With the exception of the transfer of Company Assets and Company Liabilities contemplated in Section 2.1 hereof, the respective obligations of each party hereto to consummate the Distribution and to perform all other obligations set forth herein is subject to the satisfaction, following the Record Date, of each of the conditions set forth in clauses (i) through (iv) of Section 3.2(a) hereof."

               18. In the event of a conflict between the terms and conditions of this Amendment and the terms and conditions of the Distribution Agreement, the terms and conditions of this Amendment shall prevail and govern. Except as otherwise expressly set forth herein, the Distribution Agreement shall remain unaffected and in full force and effect in accordance with the terms and conditions thereof.

               19. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               20. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

               IN WITNESS WHEREOF, each of the parties set forth below has caused this Amendment to be executed on its behalf by a duly authorized officer as of the date first set forth above.

                                   MCKESSON CORPORATION,
                                   a Delaware corporation

                                   By: /s/ Garret A. Scholz
                                      Name:  Garret A. Scholz
                                      Title: Vice President Finance

                                   MCKESSON CORPORATION,
                                   a Maryland corporation

                                   By: /s/ Ivan D. Meyerson
                                      Name:  Ivan D. Meyerson
                                      Title: Vice President and
                                               General Counsel

                                   CLINICAL PHARMACEUTICALS, INC.

                                   By: /s/ David L. Mahoney
                                      Name:  David L. Mahoney
                                      Title: Vice President



                                   PCS HEALTH SYSTEMS, INC.

                                   By: /s/ Garret A. Scholz
                                      Name:  Garret A. Scholz
                                      Title: Vice President Finance

                                   SP VENTURES, INC.

                                   By: /s/ Ivan D. Meyerson
                                      Name:  Ivan D. Meyerson
                                      Title: Executive Vice President
                                               and General Counsel

     Consented to in accordance
     with the provisions of Section
     10.3 of the Distribution Agree-
     ment as of this 10th day of
     October, 1994:

     ELI LILLY AND COMPANY

     By: /s/ James M. Cornelius
        Name:  James M. Cornelius
        Title: Vice President, Finance and
                 Chief Financial Officer